

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Via Facsimile
Mr. Kwok Leung Lee
President
Green Dragon Wood Products, Inc.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

> **Re:** **Green Dragon Wood Products, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed July 15, 2011**
> **Form 10-K/A for Fiscal Year End March 31, 2010**
> **Filed July 15, 2011**
> **Form 10-Q/A for Fiscal Quarter Ended December 31, 2010**
> **Filed July 15, 2011**
> **Response Letter Dated August 22, 2011**
> **File No. 0-53379**

Dear Mr. Lee:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ W. John Cash

                W. John Cash
                Branch Chief